February 26, 2025

Roger Kahn
President and Chief Executive Officer
Bridgeline Digital, Inc.
100 Sylvan Road, Suite G-700
Woburn, MA 01801

       Re: Bridgeline Digital, Inc.
           Registration Statement on Form S-3
           Filed February 24, 2025
           File No. 333-285176
Dear Roger Kahn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Dominick Ragno